WOODSIDE

4 January 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Mauritania Offshore Drilling Update, lodged with the Australian Stock Exchange on 4 January 2005.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

dlw 1/26

ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 4 JANUARY 2005
10:00AM (WST)

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

MAURITANIA OFFSHORE DRILLING UPDATE

Woodside Mauritania Pty Ltd, a wholly-owned subsidiary of Woodside Petroleum Ltd., reports the following activity offshore Mauritania since the last report issued on 21 December 2004.

PSC-B, Block 4
Tiof-6 and Chinguetti Development wells

Tiof-6 Appraisal well

The Tiof-6 Appraisal well was spudded by the '*West Navigator*' drill ship on 28 December 2004 in 1,165 metres of water. The 18½ inch hole was drilled to 2,212 metres where the $13^{3}/_{8}$ inch casing was set. At midnight on 3 January 2005 the current operation was preparing to drill ahead to the planned total depth of approximately 2,750 metres.

Chinguetti Development wells

The '*Stena Tay*' drill rig continued operations on Chinguetti Development wells. Woodside does not plan to issue announcements regarding operations on Chinguetti Development wells, but will do so if necessary in order to comply with its continuous disclosure obligations under the ASX Listing Rules.

All reported drilling depths are referenced to the rig rotary table and all times are Universal Time (UTC) (Mauritanian time).

The locations of the Chinguetti Oil Field, the Tiof and Banda discoveries and exploration wells are shown on the attached map.

Wells are expected to be drilled in two production sharing contract areas during the remainder of the 2005 campaign. Participating Interests in those areas are:

Company	PSC-A	PSC-B
Woodside group companies (Operator)	53.846%	53.846%
Hardman group companies	24.3%	21.6%
BG group companies	13.084%	11.63%
Premier group companies	--	9.231%
Fusion group companies	4. 615%	--
ROC Oil group companies	4.155%	3.693%


18°W
16°W
PSC-C
BLOCK 6
Location Map
PSC-B
BLOCK 5
PSC-A
BLOCK 5
Tiof
Nouakchott
16°N
Marou-1
Tevét-1
Banda-1
Chinguetti
Field
Capitaine-1A
PSC-B
BLOCK 4
PSC-A
BLOCK 4
PSC-A
BLOCK 3
2000m
1000m
200m
100m
50m
PSC-C
BLOCK 2
Dorade-1
17°N
Mauritania
N
W
E
S
0
Scale
50
kilometres
WGS 84, UTM Zone 28 CM 15° W
Senegal
St Louis

2004 - 05 MAURITANIAN DRILLING PROGRAMME
LOCATION OF INITIAL EXPLORATION & APPRAISAL WELLS

WOODSIDE